[LETTERHEAD OF STIFEL, NICOLAUS & COMPANY, INCORPORATED]
November 4, 2009
Via Facsimile and Edgar
(202) 772-9216
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Northwest Bancshares, Inc. Registration Statement on Form S-1 File No. 333-161805 Request for Acceleration of Effectiveness

Ladies and Gentlemen:
     In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Northwest Bancshares, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m. on November 6, 2009, or as soon thereafter as may be practicable.

Very Truly Yours,

Stifel, Nicolaus & Company, Incorporated

/s/ Robin Suskind

Name: Robin Suskind Title: Managing Director

NORTHWEST BANCORP, MHC
100 Liberty Street
P.O. Box 128
Warren, Pennsylvania 16365
(814) 726-2140
November 4, 2009
Via Facsimile and Edgar
(202) 772-9216
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Northwest Bancshares, Inc. Registration Statement on Form S-1 File No. 333-161805 Request for Acceleration of Effectiveness

Ladies and Gentlemen:
     Northwest Bancshares, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on November 6, 2009 at 5:00 p.m., or as soon thereafter as is practicable.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ William J. Wagner

William J. Wagner President and Chief Executive Officer